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                                                                     EXHIBIT 4.9


(PROTHERICS LOGO)






Swedish Orphan AB
Dtottninggatan 98
S-11160 Stockholm
Sweden

14 November 2003

Dear Sirs,

Product Agreement dated January 1990 between Swedish Orphan AB (now Swedish Orphan International AB) and Therapeutic Antibodies Inc., as amended and restated by agreement dated 31 March 2000 between Protherics Inc. and Swedish Orphan AB (now Swedish Orphan International AB) (the "Agreement").

We refer to the above Agreement between us in relation to the appointment of Swedish Orphan International AB (formerly Swedish Orphan AB) as the exclusive sales representative for the products which are set out in that Agreement. We have agreed that the Agreement should be amended in order to extend the territorial range of the products which are the subject of the original agreement as follows:

1. Clause 1.0 Appointment shall be deleted and replaced with the following:

     "1.0 Appointment

      1.1 Protherics appoints Agent exclusive sales representative for:"

          (a) products specified in part 1 of Appendix A in markets listed in part 1 of Appendix B (the "ViperaTAb Territory"); and

          (b) products specified in part 2 of Appendix A in the markets specified in part 2 of Appendix B (the "DigiFeb Territory").

          This appointment is made by Protherics and is accepted by Agent upon and subject to the following terms and conditions.




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     1.2 For the avoidance of doubt the following terms shall bear the following meanings:

               "Products" shall mean the products set out in part 1 and part 2 of Appendix A and any references to Products shall mean a reference to either or both of them as the case may be; and

               "Territory" means either of the ViperaTAb Territory and/or the DigiFab Territory.

2. Appendices A, B and C and D shall be deleted and replaced with the attached revised appendices A, B and C and D.

3. The amendments set out in this letter shall take effect with effect from the date hereof.

4. Save as amended by this letter agreement, the terms of the Agreement shall remain in full force and effect.

5. This letter (and any dispute, controversy, proceedings or claim of whatever nature arising out of, or in any way relating to, this letter or its formation) shall be governed by and construed in accordance with English law and Protherics Inc. and Swedish Orphan International AB hereby irrevocably submit to the exclusive jurisdiction of the courts of England and Wales to hear and decide any suit, action or proceedings, and/or to settle any disputes, which may arise out of or in connection with this letter or its formation.

We should be grateful if you would indicate your agreement to the amendment of the Agreement as set out in this letter by signing and returning to us the attached copy letter where indicated.

Yours faithfully



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for and on behalf of Protherics, Inc.

We confirm and agree to the amendment of the Agreement with effect from the date of this letter as set out in this letter agreement.



                                                                  20/11/03
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For and on behalf of Swedish Orphan International AB           Date